Exhibit (a)(5)(C)

PRESS RELEASE

INTEGRATED SILICON SOLUTION, INC. ANNOUNCES FINAL RESULTS OF TENDER OFFER

San Jose, California (January 11, 2008) — Integrated Silicon Solution, Inc. (Nasdaq: ISSI) (the “Company” or “ISSI”), today announced the final results of its self tender offer, which expired on January 3, 2008 at 5:00 p.m. New York City time.

ISSI has accepted for payment 10,000,000 shares of its common stock at a purchase price of $7.00 per share pursuant to the terms of the offer, resulting in aggregate payments of $70,000,000. These shares represented approximately 27.4% of the Company’s shares outstanding as of December 31, 2007.

Based on the final count by the depositary for the tender offer, an aggregate of 24,838,228 shares were properly tendered and not withdrawn at the purchase price of $7.00 per share, including 1,321,860 shares tendered through notice of guaranteed delivery. As the aggregate number of shares tendered exceeds the maximum purchase quantity, the actual shares purchased will be prorated at the rate of .402605210

The depositary will promptly pay for the shares accepted for purchase. With completion of the tender offer, ISSI now has approximately 26,567,924 shares of common stock outstanding.

The dealer manager for the tender offer is Jefferies & Company, Inc. Georgeson is the information agent and Mellon Investor Services is the depositary for the tender offer. Questions relating to the tender offer should be directed to Georgeson at (800) 843-1285, or (212) 440-9800.

About the Company

ISSI is a fabless semiconductor company that designs and markets high performance integrated circuits for the following key markets: (i) digital consumer electronics, (ii) networking, (iii) mobile communications and (iv) automotive electronics. The Company’s primary products are high speed and low power SRAM and low and medium density DRAM. The Company also designs and markets EEPROM, SmartCards and is developing selected non-memory products focused on its key markets. ISSI is headquartered in Silicon Valley with worldwide offices in Taiwan, China, Europe, Hong Kong, India, Korea and Singapore. ISSI’s web site is at www.issi.com.

CONTACT:

Scott Howarth

President & CFO

Investor Relations

(408) 969-6600

ir@issi.com